EXHIBIT 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Income from Continuing Operations	$114,307	$160,369	$193,341	$124,335	$220,224	$156,501	$118,779
Fixed Charges	105,367	106,510	143,410	156,844	148,110	81,451	65,263
Adjusted Earnings	$219,674	$266,879	$336,751	$281,179	$368,334	$237,952	$184,042

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$105,367	$106,510	$143,410	$156,844	$148,110	$81,451	$65,263
Preferred distributions	22,410	22,410	29,880	29,880	26,769	7,656	7,656

Combined Fixed Charges and Preferred Distributions	$127,777	$128,920	$173,290	$186,724	$174,879	$89,107	$72,919

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.72x	2.07x	1.94x	1.51x	2.11x	2.67x	2.52x